One Madison Corporation

3 East 28th Street, 8th Floor

New York, New York 10016

January 12, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Mr. John Dana Brown
Ms. Tonya Aldave

Re:	One Madison Corporation Registration Statement on Form S-1 Registration No. 333-220956

Dear Mr. Brown and Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Standard Time on January 17, 2018 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact John B. Meade of Davis Polk & Wardwell LLP at (212) 450-4077 with any questions or comments with respect to this letter.

Sincerely,

ONE MADISON CORPORATION

By:	/s/ Omar M. Asali
	Name:	Omar M. Asali
	Title:	Chief Executive Officer

Via EDGAR

CC:	John B. Meade, Davis Polk & Wardwell LLP